Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

        We consent to the use of our report dated February 14, 2020, with respect to the balance sheets of Northern Border Pipeline Company as of December 31, 2019 and 2018, the related statements of income, comprehensive income, changes in partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of TC PipeLines, LP, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the proxy statement/prospectus.

/s/ KPMG LLP
Houston, Texas January 8, 2021